UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 6, 2010

First Financial Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	**000-17122**	**57-0866076**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2440 Mall Drive, Charleston, South Carolina	**29406**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(843) 529-5933**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On October 6, 2010, First Financial Holdings, Inc. (the "Company") filed a Current Report on Form 8-K with the Securities and Exchange Commission (the "Original Filing") reporting that the Company entered into Change in Control Severance Agreements (the "Agreements") with the following executive officers (the "Executives"): R. Wayne Hall (Chief Executive Officer); Blaise B. Bettendorf (Executive Vice President and Chief Financial Officer); Charles F. Baarcke, Jr. (Executive Vice President); John L. Ott, Jr. (Executive Vice President); and C. Alec Elmore (Senior Vice President). The Original Filing reported that any cash severance would be paid in a lump-sum payment. The Company is filing this Amendment No. 1 on Form 8-K/A to clarify that the cash severance for Messrs. Hall, Baarcke, Ott and Elmore is payable in approximately equal installments in accordance with the Company's regular payroll practices (but off the employee payroll) over the 12-month period commencing on the date of termination. Other than as set forth above, this Amendment No. 1 does not modify or update any of the other disclosure contained in the Original Filings and does not reflect events occurring after the date of the Form 8-K.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective September 30, 2010, the Company entered into the Agreements with the Executives. As a part of this action, Messrs. Hall, Baarcke, Ott and Elmore voluntarily cancelled their existing employment agreements which, in the cases of Messrs. Hall, Baarcke and Ott, would not have otherwise expired until September 30, 2012 and, in the case of Mr. Elmore, September 30, 2011. These cancelled employee agreements contained a similar change in control benefit.

Pursuant to these Agreements if within two years following a "Change in Control" any of these Executives is terminated without "Cause" or resigns for "Good Reason" the Executive will be entitled to:

- A cash amount equal to 2.99 times, in the case of Mr. Hall and Ms. Bettendorf, two times, in the case of Messrs. Baarcke and Ott, and one time, in the case of Mr. Elmore, the sum of (1) the Executive's annual base salary and (2) the average of the annual bonuses paid or payable to the Executive for the three fiscal years ending before the "Date of Termination," payable in approximately equal installments in accordance with the Company's regular payroll practices (but off the employee payroll) over the 12-month period commencing on the date of termination for Messrs. Hall, Baarcke, Ott and Elmore and in a lump sum for Ms. Bettendorf; and

- Three years, in the case of Mr. Hall and Ms. Bettendorf, two years, in the case of Messrs. Baarcke and Ott, and one year, in the case of Mr. Elmore, of "Employee Welfare Benefits" coverage following the Executive's "Date of Termination."

For definitions of the quoted terms used above and for more information regarding this matter, please see the forms of Change in Control Severance Agreement attached as Exhibits 99.1 and 99.2 to this Form 8-K/A, which replace the forms attached as exhibits 10.1 through 10.5 to the Original Filing.

Item 9.01   Exhibits

Exhibit 10.1   Form of Change in Control Severance Agreement for Messrs. Hall, Baarcke, Ott and Elmore
Exhibit 10.2   Form of Change in Control Severance Agreement for Ms. Bettendorf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

Date: October 15, 2010

By: /s/ Robert L. Davis
Robert L. Davis
Executive Vice President and
Corporate Counsel

Exhibit 10.1

CHANGE IN CONTROL
SEVERANCE AGREEMENT

This **CHANGE IN CONTROL SEVERANCE AGREEMENT** (this "**Agreement**") is entered into as of the 30th day of September, 2010 (the "**Effective Date**"), by and between First Financial Holdings, Inc., a Delaware corporation (the "**Company**"), and **[●]** (the "**Executive**").

W I T N E S S E T H:

WHEREAS, the Executive currently serves as a key employee of the Company or one of its Subsidiaries (as defined in Section 1 and, together with the Company or affiliate entity, "**First Financial**") and the Executive's services and knowledge are valuable to First Financial in connection with the management of First Financial;

WHEREAS, the Board (as defined in Section 1) has determined that it is in the best interests of the Company and its stockholders to secure the Executive's continued services and to ensure the Executive's continued and undivided dedication to the Executive's duties in the event of any threat or occurrence of, or negotiation or other action that could lead to, or create the possibility of, a Change in Control (as defined in Section 1); and

WHEREAS, the Board has authorized the Company to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the promises and the mutual covenants and agreements herein contained, the Company and the Executive hereby agree as follows:

1.   **Definitions.** As used in this Agreement, the following terms shall have the respective meanings set forth below:

(a)   "**Board**" means the Board of Directors of the Company.

(b)   "**Cause**" means (i) the Executive's material breach of the Executive's duties and responsibilities for First Financial (other than as a result of the Executive's Disability) which is (x) demonstrably willful and deliberate on the Executive's part, (y) committed in bad faith or without reasonable belief that such breach is in the best interests of First Financial and (z) not remedied within ten (10) days after receipt of written notice from First Financial specifying such breach; (ii) the Executive's conviction of, or plea of *nolo contendere* to, a felony or any crime involving fraud, dishonesty or moral turpitude; (iii) any act of theft, fraud, misappropriation or malfeasance by the Executive in connection with the performance of the Executive's duties to First Financial which is (x) demonstrably willful and deliberate on the Executive's part and (y) committed in bad faith or without reasonable belief that such breach is in the best interests of First Financial; or (iv) the Executive's disqualification or bar by any governmental or self-regulatory authority from carrying out the Executive's duties and responsibilities or the Executive's loss of any governmental or self-regulatory license that is reasonably necessary for the Executive to perform the Executive's duties and responsibilities *if* (x) the disqualification, bar or loss continues for more than sixty (60) days and (y) during that period First Financial uses its good faith efforts to cause the disqualification or bar to be lifted or the license replaced.

First Financial must notify the Executive of any event constituting Cause (in accordance with the provisions of Section 11(b)) within ninety (90) days following the Board's (excluding, if applicable, the Executive) knowledge of its existence or such event shall not constitute Cause under this Agreement.

(c) "**Change in Control**" means the occurrence of any one of the following events:

(i) any "person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "**Exchange Act**") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "**Company Voting Securities**"); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; (D) pursuant to a Non-Control Transaction (as defined in paragraph (iii) below); or (E) pursuant to any acquisition by the Executive or any group of persons including the Executive (or any entity controlled by the Executive or any group of persons including the Executive);

(ii) individuals who, on the Effective Date, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be considered a member of the Incumbent Board; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be a member of the Incumbent Board;

(iii) the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "**Reorganization**"), unless immediately following such Reorganization: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization (the "**Surviving Company**"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the Surviving Company (the "**Parent Company**"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization; (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company (or, if there is no Parent Company, the Surviving Company); and (C) at least a majority of the members of the board of directors of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Reorganization were members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "**Non-Control Transaction**");

(iv)   the stockholders of the Company approve a plan of complete liquidation or dissolution; or

(v)   the consummation of a sale (or series of sales) of all or substantially all of the assets of the Company and its Subsidiaries to an entity that is not an affiliate of the Company.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 25% or more of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that, if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur and (y) with respect to the payment of any amount that is Nonqualified Deferred Compensation (as defined in Section 5), a Change in Control shall not be deemed to have occurred unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company, within the meaning of Section 409A (as defined in Section 14).

(d)   "**Change in Control Termination Period"** means the period of time beginning with a Change in Control and ending two (2) years following such Change in Control.

(e)   "**Date of Termination**" means (i) the effective date on which the Executive's employment with First Financial terminates, as specified in a prior written notice by First Financial or the Executive, as the case may be, to the other, delivered pursuant to Section 11, or (ii) if the Executive's employment with First Financial terminates by reason of death, the date of death of the Executive.

(f)   "**Disability**" means the Executive's incapacity due to physical or mental illness, as evidenced by a written statement from a licensed physician acceptable to First Financial or by the insurance company which insures First Financial's long-term disability plan in which the

Executive is eligible to participate which confirms the Executive's inability to perform due to such physical or mental illness.

(g) "**Good Reason**" means, without the Executive's express written consent, the occurrence of any of the following events:

(i) (A) any change in the authority, duties or responsibilities that is inconsistent in any material and adverse respect with the Executive's authority, position(s), duties, responsibilities or status with First Financial immediately prior to the Change in Control (including any material and adverse diminution of such duties or responsibilities) or (B) a material and adverse change in the Executive's reporting responsibilities, titles or offices with First Financial as in effect immediately prior to the Change in Control;

(ii) a material reduction by First Financial in the Executive's rate of annual base salary or annual target bonus opportunity (including any material and adverse change in the formula for such annual bonus target) as in effect immediately prior to the Change in Control or as the same may be increased from time to time thereafter;

(iii) any requirement of First Financial that the Executive be based anywhere more than fifty (50) miles from the place of business where the Executive is located at the time of the Change in Control;

(iv) the failure of First Financial to continue in effect any employee benefit plan or compensation plan in which the Executive is participating immediately prior to the Change in Control and which is material to the Executive's overall compensation, unless the Executive is permitted to participate in other plans providing the Executive with benefits or compensation opportunities which are not materially less, or the taking of any action by First Financial which would materially and adversely affect the Executive's participation in or materially and adversely reduce the Executive's benefits or compensation opportunities under any such plan; or

(v) a material breach by First Financial of this Agreement or any other material agreement in effect between the Executive and First Financial.

Any event described in this Section 1(g) which occurs prior to a Change in Control, but was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control, shall constitute Good Reason following a Change in Control for purposes of this Agreement (treating the date of such event as the date of the Change in Control) notwithstanding that it occurred prior to the Change in Control. For purposes of this Agreement, any good faith determination of Good Reason made by the Executive shall be conclusive; provided, however, that an isolated, insubstantial and inadvertent action taken in good faith and which is remedied by First Financial promptly after receipt of notice thereof given by the Executive shall not constitute Good Reason. The Executive must provide notice of termination of employment (in accordance with the provisions of Section 11(b)) within ninety (90) days of the initial existence of an event constituting Good Reason (including any such event which occurs prior to a Change in Control pursuant to the first sentence of this paragraph) or such event shall not constitute Good Reason under this Agreement. First Financial shall have thirty (30) days following its receipt of a notice of termination of employment from the Executive to remedy the condition the Executive claimed to provide a basis for such termination in the notice of termination.

(h) "**Nonqualifying Termination**" means a termination of the Executive's employment with First Financial (i) by First Financial for Cause, (ii) by the Executive for any reason other than for Good Reason, (iii) as a result of the Executive's death or (iv) by First Financial due to the Executive's absence from the Executive's duties with First Financial on a full-time basis for at least one hundred thirty (130) business days during any consecutive twelve month period as a result of the Executive's Disability.

(i) "**Subsidiary**" means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% of the assets on liquidation or dissolution.

(j) "**Target Annual Bonus**" means the greater of (i) the annual target bonus for the calendar year in which the Date of Termination occurs and (ii) the annual target bonus for the calendar year in which the Change in Control occurs as such target existed immediately prior to such Change in Control.

2. **Severance Payments.** Subject to Section 14, Section 15 and Section 16, if the Executive's employment with First Financial is terminated (1) during the Change in Control Termination Period other than by reason of a Nonqualifying Termination or (2) prior to the Change in Control Termination Period and the Executive reasonably demonstrates that such termination was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect such Change in Control and who effectuates such Change in Control (or such termination was otherwise in anticipation of such Change in Control), then First Financial shall pay or provide the Executive (or the Executive's beneficiary or estate) with the following payments or benefits:

(a) a lump-sum cash amount within five (5) days following the Date of Termination equal to the sum of: (i) the Executive's base salary through the Date of Termination, and any accrued vacation, in each case to the extent not theretofore paid; (ii) any unpaid bonus accrued with respect to the fiscal year ending on or preceding the Date of Termination; and (iii) subject to presentment of appropriate documentation, any unreimbursed expenses incurred through the Date of Termination in accordance with Company policy (collectively, the "**Accrued Amounts**");

(b) all other payments, benefits or fringe benefits to which the Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (the "**Other Benefits**");

(c) a lump-sum cash amount within five (5) days following the Date of Termination equal to the product of (i) the Executive's Target Annual Bonus and (ii) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is three hundred sixty-five (365);

(d)   a cash amount equal to _____ times the sum of (i) the Executive's annual base salary and (ii) the average of the annual bonuses paid or payable to the Executive for the three (3) fiscal years ending before the Date of Termination payable in approximately equal installments in accordance with the Company's regular payroll practices (but off employee payroll) during the 12 month period following the Date of Termination; provided, however, that (x) if the Executive was not employed by First Financial for all of such three (3) year period, the average in (ii) above will be based on such number of completed fiscal years during which the Executive was employed by First Financial and was eligible to receive an annual bonus and (y) if the Executive was not employed during any part of such three (3) year period, the amount in (ii) above will be the Executive's Target Annual Bonus; and

(e)   during the _____ year(s) following the Executive's termination of employment, the Executive, the Executive's spouse and the Executive's eligible dependants shall receive employee welfare benefits on a basis that is at least as favorable as was available to the Executive immediately prior to the Date of Termination (the "**Welfare Benefits**"). However, if First Financial is unable to provide the Welfare Benefits as a result of tax law requirements or any other applicable legal requirements, First Financial shall pay the Executive, on the first business day of each calendar quarter thereafter, in advance, an amount which is equal to the Executive's cost of procuring such Welfare Benefits on an after-tax basis.

3.   **Payments Upon Nonqualifying Termination of Employment.** If the Executive's employment with First Financial shall terminate during the Change in Control Termination Period by reason of a Nonqualifying Termination, then First Financial shall pay to the Executive (or the Executive's beneficiary or estate) within five (5) days following the Date of Termination, a lump-sum cash amount equal to the Accrued Amounts (other than the amount described in Section 2(a)(ii) if the Executive is terminated by First Financial for Cause) and provide the Other Benefits.

4.   **Resignations.** Upon any termination of the Executive's employment with First Financial for any reason, the Executive shall promptly resign from any position as an officer, director or fiduciary of the Company or any Company-related entity.

5.   **Contingent Reduction of Parachute Payments.** If there is a change in ownership or control of the Company that would cause any payment or distribution by First Financial or any other person or entity to the Executive or for the Executive's benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "**Payment**") to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "**Code**") (such excise tax, together with any interest or penalties incurred by the Executive with respect to such excise tax, the "**Excise Tax**"), then the Executive will receive the greatest of the following, whichever gives the Executive the highest net after-tax amount (after taking into account federal, state, local and social security taxes): (a) the Payments or (b) one dollar less than the amount of the Payments that would subject the Executive to the Excise Tax (the "**Safe Harbor Amount**"). If a reduction in the Payments is necessary so that the Payments equal the Safe Harbor Amount and none of the Payments

constitutes a "deferral of compensation" within the meaning of and subject to Section 409A ("**Nonqualified Deferred Compensation**"), then the reduction shall occur in the manner the Executive elects in writing prior to the date of payment. If any Payment constitutes Nonqualified Deferred Compensation or if the Executive fails to elect an order, then the Payments to be reduced will be determined in a manner which has the least economic cost to the Executive and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when payment would have been made to the Executive, until the reduction is achieved. All determinations required to be made under this Section 5, including whether and when the Safe Harbor Amount is required and the amount of the reduction of the Payments and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm designated by First Financial (the "**Accounting Firm**"). All fees and expenses of the Accounting Firm shall be borne solely by First Financial. Any determination by the Accounting Firm shall be binding upon First Financial and the Executive.

6. **Withholding.** First Financial may withhold from all payments due to the Executive (or the Executive's beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law or regulation, First Financial is required to withhold therefrom and all other amounts or charges required to be withheld or deducted.

7. **Reimbursement of Legal Expenses.** First Financial shall, on a quarterly basis, upon presentment of appropriate documentation (which submission shall be made within forty-five (45) days after the end of such quarter), reimburse the Executive for all legal fees and expenses, if any, incurred by the Executive in connection with any contest or dispute arising under this Agreement (a "**Dispute**") on or after a Change in Control (or otherwise related to a Change in Control), except that the Executive shall reimburse First Financial (to the extent permitted under applicable law) for the fees and expenses advanced (a) in the event the Executive's claims are determined to have been advanced by the Executive in bad faith or were frivolous, or (b) to the extent that such legal fees and expenses are determined to be unreasonable.

8. **Termination of Agreement.** This Agreement shall be effective on the Effective Date and shall terminate two (2) years after the date of any written notification from First Financial to the Executive terminating this Agreement; provided, however, that if a Change in Control occurs while this Agreement is still operative, any written notification to the Executive terminating this Agreement (including any written notification given prior to such Change in Control), shall not be effective prior to the end of the Change in Control Termination Period; and provided, further, that this Agreement shall continue in effect following any termination that is not a Nonqualifying Termination which occurs prior to such termination with respect to all rights and obligations accruing as a result of such termination.

9. **Scope of Agreement.** Nothing in this Agreement shall be deemed to alter the "at-will" nature of the Executive's employment or entitle the Executive to continued employment with First Financial.

10. **Successors; Binding Agreement.**

(a)   This Agreement shall not be terminated by any Reorganization. In the event of any Reorganization, the provisions of this Agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred, in which case the term "Company" will mean such surviving or resulting corporation or acquiror and references to "First Financial" will mean such surviving or resulting corporation or acquiror and its subsidiaries and affiliate entities.

(b)   First Financial agrees that concurrently with any Reorganization that does not constitute a Non-Control Transaction, it will cause any successor or transferee unconditionally to assume, by written instrument delivered to the Executive (or the Executive's beneficiary or estate), all of the obligations of First Financial hereunder. Failure of First Financial to obtain such assumption prior to the effectiveness of any such Reorganization shall be a material breach of this Agreement and shall constitute Good Reason hereunder and shall entitle the Executive to compensation and other benefits from First Financial in the same amount and on the same terms as the Executive would be entitled hereunder if the Executive's employment were terminated following a Change in Control other than by reason of a Nonqualifying Termination. For purposes of implementing the foregoing, the date on which any such Reorganization becomes effective shall be deemed the date Good Reason occurs, and shall be the Date of Termination, if requested by the Executive.

(c)   This Agreement is personal to the Executive and without the prior written consent of First Financial shall not be assignable by the Executive. This Agreement shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amounts would be payable to the Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by the Executive to receive such amounts or, if no person is so appointed, to the Executive's estate.

11.   **Notices.** (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder (each, a "**Notice**") shall be in writing and shall be sent by either party by personal delivery, e-mail, facsimile (with a Notice contemporaneously given by another method specified in this Section 11), recognized overnight commercial courier or United States mail (certified and return receipt requested, postage prepaid) and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, addressed as follows:

> If to the Company: First Financial Holdings, Inc.
> 2440 Mall Drive
> Charleston, South Carolina 29406
> Attention: Corporate Counsel
> Facsimile: (843) 529-5884
>
> If to the Executive: To the Executive's last address (or to the last
> facsimile number) shown on the records
> of First Financial

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt (or refusal of receipt).

(b)   A written notice of the Executive's Date of Termination by First Financial or the Executive, as the case may be, to the other, shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) specify the termination date (which date shall be not less than thirty (30) nor more than sixty (60) days after the giving of such notice or, if later, the date of the Change in Control if the Executive gives notice of an event described in Section 1(g) which occurs prior to a Change in Control). The failure by the Executive or First Financial to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or First Financial hereunder or preclude the Executive or First Financial from asserting such fact or circumstance in enforcing the Executive's or First Financial's rights hereunder.

12.   **Full Settlement; No Mitigation.** First Financial's obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder shall be in lieu of and in full settlement of all other severance or similar payments to the Executive under any other severance or employment agreement between the Executive and First Financial, any severance plan of First Financial and any statutory entitlement (including notice of termination, termination pay and/or severance pay). First Financial's obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which First Financial may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as provided in Section 2(e), such amounts shall not be reduced whether or not the Executive obtains other employment.

13.   **GOVERNING LAW; VALIDITY.** THE INTERPRETATION, CONSTRUCTION AND PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF SOUTH CAROLINA WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT, WHICH OTHER PROVISIONS SHALL REMAIN IN FULL FORCE AND EFFECT.

14.   **Section 409A of the Code.** The intent of the parties hereto is that payments and benefits under this Agreement comply with Section 409A of the Code and the regulations and other guidance promulgated thereunder ("**Section 409A**"), to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith. Notwithstanding anything herein to the contrary: (a) if at the time of the Executive's termination of employment with First Financial, the Executive is a "specified employee" as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable or provided hereunder as a result of such termination of

employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the payment of any such payments or benefits shall be delayed and paid on the first business day of the seventh month following the Executive's termination of employment with First Financial in accordance with the requirements of Section 409A (or the earliest date as is permitted under Section 409A); (b) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board that does not cause such an accelerated or additional tax; (c) to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Executive shall not be considered to have terminated employment with First Financial for purposes of this Agreement and no payment shall be due to the Executive under this Agreement until the Executive would be considered to have incurred a "separation from service" from First Financial within the meaning of Section 409A; and (d) each amount to be paid or benefit to be provided to the Executive pursuant to this Agreement, which constitute deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A. To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to the Executive under this Agreement shall be paid to the Executive on or before the last day of the year following the year in which the expense was incurred, the amount of expenses eligible for reimbursement (and in-kind benefits provided to the Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit; provided, however, that with respect to any reimbursements for any taxes which the Executive would become entitled to under the terms of this Agreement, the payment of such reimbursements shall be made by First Financial no later than the end of the calendar year following the calendar year in which the Executive remits the related taxes. First Financial shall consult with the Executive in good faith regarding the implementation of the provisions of this Section 14.

15.   **TARP Requirements.** For so long as First Financial is subject to the requirements of the Troubled Asset Relief Program under the Emergency Economic Stabilization Act of 2008, including the Interim Final Rule and any other rules and regulations thereunder, as amended (the "**TARP Requirements**"), the provisions of this Agreement are subject to and shall be, to the fullest extent possible, interpreted to be consistent with the TARP Requirements, which terms control over the terms of this Agreement in the event of any conflict between the TARP Requirements and this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall any payment or benefit under this Agreement vest or be settled, paid or accrued, if any such vesting, settlement, payment or accrual would be in violation of the TARP Requirements or other applicable law.

16.   **FDIC Golden Parachute Payments.** If any payment or benefit under this Agreement would otherwise be a golden parachute payment within the meaning of Section 18(k) of the Federal Deposit Insurance Act, the payment or benefit will not be made unless permitted under applicable law. First Financial will use its best efforts promptly to apply to the appropriate federal banking agency for a determination that any golden parachute payment is permissible. Any payment or benefit under this Agreement that is determined permissible will be paid in

accordance with its terms or, if due before the date of determination, will be paid within thirty (30) days of determination together with interest at the applicable federal rate (as defined in Section 1274(d) of the Code).

17.   **Miscellaneous.** No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by the Executive and by a duly authorized officer of First Financial. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time. Failure by the Executive or First Financial to insist upon strict compliance with any provision of this Agreement or to assert any right the Executive or First Financial may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason or First Financial to terminate employment for Cause, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes and replaces all prior agreements and understandings, whether written or oral, between the Executive and First Financial regarding the terms and conditions of the Executive's employment with First Financial (including any previous employment or severance agreement that the Executive may have been a party to prior to the Effective Date). No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. Except as otherwise specifically provided for herein, the rights of, and benefits payable to, the Executive or the Executive's estate or beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, the Executive or the Executive's estate or beneficiaries under any other employee benefit plan or compensation program of First Financial.

18.   **Section Headings.** The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

19.   **Counterparts.** This Agreement may be executed (including by facsimile or other electronic transmission confirmed promptly thereafter by actual delivery of executed counterparts) in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer of the Company and the Executive has executed this Agreement on the Effective Date.

FIRST FINANCIAL HOLDINGS, INC.

By: _____

      Name:

      Title:

"EXECUTIVE"

_____

Name:

Exhibit 10.2

CHANGE IN CONTROL
SEVERANCE AGREEMENT

This **CHANGE IN CONTROL SEVERANCE AGREEMENT** (this "**Agreement**") is entered into as of the 30th day of September, 2010 (the "**Effective Date**"), by and between First Financial Holdings, Inc., a Delaware corporation (the "**Company**"), and **[●]** (the "**Executive**").

W I T N E S S E T H:

WHEREAS, the Executive currently serves as a key employee of the Company or one of its Subsidiaries (as defined in <u>Section 1</u> and, together with the Company or affiliate entity, "**First Financial**") and the Executive's services and knowledge are valuable to First Financial in connection with the management of First Financial;

WHEREAS, the Board (as defined in <u>Section 1</u>) has determined that it is in the best interests of the Company and its stockholders to secure the Executive's continued services and to ensure the Executive's continued and undivided dedication to the Executive's duties in the event of any threat or occurrence of, or negotiation or other action that could lead to, or create the possibility of, a Change in Control (as defined in <u>Section 1</u>); and

WHEREAS, the Board has authorized the Company to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the promises and the mutual covenants and agreements herein contained, the Company and the Executive hereby agree as follows:

1.   **Definitions.** As used in this Agreement, the following terms shall have the respective meanings set forth below:

(a)   "**Board**" means the Board of Directors of the Company.

(b)   "**Cause**" means (i) the Executive's material breach of the Executive's duties and responsibilities for First Financial (other than as a result of the Executive's Disability) which is (x) demonstrably willful and deliberate on the Executive's part, (y) committed in bad faith or without reasonable belief that such breach is in the best interests of First Financial and (z) not remedied within ten (10) days after receipt of written notice from First Financial specifying such breach; (ii) the Executive's conviction of, or plea of *nolo contendere* to, a felony or any crime involving fraud, dishonesty or moral turpitude; (iii) any act of theft, fraud, misappropriation or malfeasance by the Executive in connection with the performance of the Executive's duties to First Financial which is (x) demonstrably willful and deliberate on the Executive's part and (y) committed in bad faith or without reasonable belief that such breach is in the best interests of First Financial; or (iv) the Executive's disqualification or bar by any governmental or self-regulatory authority from carrying out the Executive's duties and responsibilities or the Executive's loss of any governmental or self-regulatory license that is reasonably necessary for the Executive to perform the Executive's duties and responsibilities *if* (x) the disqualification, bar or loss continues for more than sixty (60) days and (y) during that period First Financial uses its good faith efforts to cause the disqualification or bar to be lifted or the license replaced.

First Financial must notify the Executive of any event constituting Cause (in accordance with the provisions of Section 11(b)) within ninety (90) days following the Board's (excluding, if applicable, the Executive) knowledge of its existence or such event shall not constitute Cause under this Agreement.

(c)   "**Change in Control**" means the occurrence of any one of the following events:

(i)   any "person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "**Exchange Act**") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "**Company Voting Securities**"); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; (D) pursuant to a Non-Control Transaction (as defined in paragraph (iii) below); or (E) pursuant to any acquisition by the Executive or any group of persons including the Executive (or any entity controlled by the Executive or any group of persons including the Executive);

(ii)   individuals who, on the Effective Date, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be considered a member of the Incumbent Board; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be a member of the Incumbent Board;

(iii)   the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "**Reorganization**"), unless immediately following such Reorganization: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization (the "**Surviving Company**"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the Surviving Company (the "**Parent Company**"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization; (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company (or, if there is no Parent Company, the Surviving Company); and (C) at least a majority of the members of the board of directors of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Reorganization were members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "**Non-Control Transaction**");

(iv)   the stockholders of the Company approve a plan of complete liquidation or dissolution; or

(v)   the consummation of a sale (or series of sales) of all or substantially all of the assets of the Company and its Subsidiaries to an entity that is not an affiliate of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 25% or more of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that, if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur.

(d)   "**Change in Control Termination Period**" means the period of time beginning with a Change in Control and ending two (2) years following such Change in Control.

(e)   "**Date of Termination**" means (i) the effective date on which the Executive's employment with First Financial terminates, as specified in a prior written notice by First Financial or the Executive, as the case may be, to the other, delivered pursuant to Section 11, or (ii) if the Executive's employment with First Financial terminates by reason of death, the date of death of the Executive.

(f)   "**Disability**" means the Executive's incapacity due to physical or mental illness, as evidenced by a written statement from a licensed physician acceptable to First Financial or by the insurance company which insures First Financial's long-term disability plan in which the Executive is eligible to participate which confirms the Executive's inability to perform due to such physical or mental illness.

(g)   "**Good Reason**" means, without the Executive's express written consent, the occurrence of any of the following events:

(i)   (A) any change in the authority, duties or responsibilities that is inconsistent in any material and adverse respect with the Executive's authority, position(s), duties, responsibilities or status with First Financial immediately prior to the Change in Control (including any material and adverse diminution of such duties or responsibilities) or (B) a material and adverse change in the Executive's reporting responsibilities, titles or offices with First Financial as in effect immediately prior to the Change in Control;

(ii)   a material reduction by First Financial in the Executive's rate of annual base salary or annual target bonus opportunity (including any material and adverse change in the formula for such annual bonus target) as in effect immediately prior to the Change in Control or as the same may be increased from time to time thereafter;

(iii)   any requirement of First Financial that the Executive be based anywhere more than fifty (50) miles from the place of business where the Executive is located at the time of the Change in Control;

(iv)   the failure of First Financial to continue in effect any employee benefit plan or compensation plan in which the Executive is participating immediately prior to the Change in Control and which is material to the Executive's overall compensation, unless the Executive is permitted to participate in other plans providing the Executive with benefits or compensation opportunities which are not materially less, or the taking of any action by First Financial which would materially and adversely affect the Executive's participation in or materially and adversely reduce the Executive's benefits or compensation opportunities under any such plan; or

(v)   a material breach by First Financial of this Agreement or any other material agreement in effect between the Executive and First Financial.

Any event described in this Section 1(g) which occurs prior to a Change in Control, but was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control, shall constitute Good Reason following a Change in Control for purposes of this Agreement (treating the date of such event as the date of the Change in Control) notwithstanding that it occurred prior to the Change in Control. For purposes of this Agreement, any good faith determination of Good Reason made by the Executive shall be conclusive; provided, however, that an isolated, insubstantial and inadvertent action taken in good faith and which is remedied by First Financial promptly after receipt of notice thereof given by the Executive shall not constitute Good Reason. The Executive must provide notice of termination of employment (in accordance with the provisions of Section 11(b)) within ninety (90) days of the initial existence of an event constituting Good Reason (including any such event which occurs prior to a Change in Control pursuant to the first sentence of this paragraph) or such event shall not constitute Good Reason under this Agreement. First Financial shall have thirty (30) days following its receipt of a notice of termination of employment from the Executive to remedy the condition the Executive claimed to provide a basis for such termination in the notice of termination.

(h)   "**Nonqualifying Termination**" means a termination of the Executive's employment with First Financial (i) by First Financial for Cause, (ii) by the Executive for any reason other than for Good Reason, (iii) as a result of the Executive's death or (iv) by First Financial due to the Executive's absence from the Executive's duties with First Financial on a full-time basis for at least one hundred thirty (130) business days during any consecutive twelve month period as a result of the Executive's Disability.

(i)   "**Subsidiary**" means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% of the assets on liquidation or dissolution.

(j)   "**Target Annual Bonus**" means the greater of (i) the annual target bonus for the calendar year in which the Date of Termination occurs and (ii) the annual target bonus for the calendar year in which the Change in Control occurs as such target existed immediately prior to such Change in Control.

2.   **Severance Payments.** Subject to Section 14, Section 15 and Section 16, if the Executive's employment with First Financial is terminated (1) during the Change in Control Termination Period other than by reason of a Nonqualifying Termination or (2) prior to the Change in Control Termination Period and the Executive reasonably demonstrates that such termination was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect such Change in Control and who effectuates such Change in Control (or such termination was otherwise in anticipation of such Change in Control), then First Financial shall pay or provide the Executive (or the Executive's beneficiary or estate) with the following payments or benefits:

(a)   a lump-sum cash amount within five (5) days following the Date of Termination equal to the sum of: (i) the Executive's base salary through the Date of Termination, and any accrued vacation, in each case to the extent not theretofore paid; (ii) any unpaid bonus accrued with respect to the fiscal year ending on or preceding the Date of Termination; and (iii) subject to presentment of appropriate documentation, any unreimbursed expenses incurred through the Date of Termination in accordance with Company policy (collectively, the "**Accrued Amounts**");

(b)   all other payments, benefits or fringe benefits to which the Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (the "**Other Benefits**");

(c)   a lump-sum cash amount within five (5) days following the Date of Termination equal to the product of (i) the Executive's Target Annual Bonus and (ii) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is three hundred sixty-five (365);

(d)   a lump-sum cash amount within five (5) days following the Date of Termination equal to _____ times the sum of (i) the Executive's annual base salary and (ii) the average of the annual bonuses paid or payable to the Executive for the three (3) fiscal years ending before the Date of Termination; provided, however, that (x) if the Executive was not employed by First Financial for all of such three (3) year period, the average in (ii) above will be based on such number of completed fiscal years during which the Executive was employed by First Financial and was eligible to receive an annual bonus and (y) if the Executive was not employed during any part of such three (3) year period, the amount in (ii) above will be the Executive's Target Annual Bonus; and

(e)   during the _____ year(s) following the Executive's termination of employment, the Executive, the Executive's spouse and the Executive's eligible dependants shall receive employee welfare benefits on a basis that is at least as favorable as was available to the Executive immediately prior to the Date of Termination (the "**Welfare Benefits**"). However, if First Financial is unable to provide the Welfare Benefits as a result of tax law requirements or any other applicable legal requirements, First Financial shall pay the Executive, on the first business day of each calendar quarter thereafter, in advance, an amount which is equal to the Executive's cost of procuring such Welfare Benefits on an after-tax basis.

3.   **Payments Upon Nonqualifying Termination of Employment.** If the Executive's employment with First Financial shall terminate during the Change in Control Termination Period by reason of a Nonqualifying Termination, then First Financial shall pay to the Executive (or the Executive's beneficiary or estate) within five (5) days following the Date of Termination, a lump-sum cash amount equal to the Accrued Amounts (other than the amount described in Section 2(a)(ii) if the Executive is terminated by First Financial for Cause) and provide the Other Benefits.

4.   **Resignations.** Upon any termination of the Executive's employment with First Financial for any reason, the Executive shall promptly resign from any position as an officer, director or fiduciary of the Company or any Company-related entity.

5.   **Contingent Reduction of Parachute Payments.** If there is a change in ownership or control of the Company that would cause any payment or distribution by First Financial or any other person or entity to the Executive or for the Executive's benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "**Payment**") to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "**Code**") (such excise tax, together with any interest or penalties incurred by the Executive with respect to such excise tax, the "**Excise Tax**"), then the Executive will receive the greatest of the following, whichever gives the Executive the highest net after-tax amount (after taking into account federal, state, local and social security taxes): (a) the Payments or (b) one dollar less than the amount of the Payments that would subject the Executive to the Excise Tax (the "**Safe Harbor Amount**"). If a reduction in the Payments is necessary so that the Payments equal the Safe Harbor Amount and none of the Payments constitutes a "deferral of compensation" within the meaning of and subject to Section 409A (as defined in Section 14) ("**Nonqualified Deferred Compensation**"), then the reduction shall occur in the manner the Executive elects in writing prior to the date of payment. If any Payment constitutes Nonqualified Deferred Compensation or if the Executive fails to elect an order, then

the Payments to be reduced will be determined in a manner which has the least economic cost to the Executive and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when payment would have been made to the Executive, until the reduction is achieved. All determinations required to be made under this Section 5, including whether and when the Safe Harbor Amount is required and the amount of the reduction of the Payments and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm designated by First Financial (the "**Accounting Firm**"). All fees and expenses of the Accounting Firm shall be borne solely by First Financial. Any determination by the Accounting Firm shall be binding upon First Financial and the Executive.

6. **Withholding.** First Financial may withhold from all payments due to the Executive (or the Executive's beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law or regulation, First Financial is required to withhold therefrom and all other amounts or charges required to be withheld or deducted.

7. **Reimbursement of Legal Expenses.** First Financial shall, on a quarterly basis, upon presentment of appropriate documentation (which submission shall be made within forty-five (45) days after the end of such quarter), reimburse the Executive for all legal fees and expenses, if any, incurred by the Executive in connection with any contest or dispute arising under this Agreement (a "**Dispute**") on or after a Change in Control (or otherwise related to a Change in Control), except that the Executive shall reimburse First Financial (to the extent permitted under applicable law) for the fees and expenses advanced (a) in the event the Executive's claims are determined to have been advanced by the Executive in bad faith or were frivolous, or (b) to the extent that such legal fees and expenses are determined to be unreasonable.

8. **Termination of Agreement.** This Agreement shall be effective on the Effective Date and shall terminate two (2) years after the date of any written notification from First Financial to the Executive terminating this Agreement; provided, however, that if a Change in Control occurs while this Agreement is still operative, any written notification to the Executive terminating this Agreement (including any written notification given prior to such Change in Control), shall not be effective prior to the end of the Change in Control Termination Period; and provided, further, that this Agreement shall continue in effect following any termination that is not a Nonqualifying Termination which occurs prior to such termination with respect to all rights and obligations accruing as a result of such termination.

9. **Scope of Agreement.** Nothing in this Agreement shall be deemed to alter the "at-will" nature of the Executive's employment or entitle the Executive to continued employment with First Financial.

10. **Successors; Binding Agreement.**

(a) This Agreement shall not be terminated by any Reorganization. In the event of any Reorganization, the provisions of this Agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred, in which case the term "Company" will mean such surviving or resulting corporation or acquiror and references to "First Financial" will mean such surviving or resulting corporation or acquiror and its subsidiaries and affiliate entities.

(b)   First Financial agrees that concurrently with any Reorganization that does not constitute a Non-Control Transaction, it will cause any successor or transferee unconditionally to assume, by written instrument delivered to the Executive (or the Executive's beneficiary or estate), all of the obligations of First Financial hereunder. Failure of First Financial to obtain such assumption prior to the effectiveness of any such Reorganization shall be a material breach of this Agreement and shall constitute Good Reason hereunder and shall entitle the Executive to compensation and other benefits from First Financial in the same amount and on the same terms as the Executive would be entitled hereunder if the Executive's employment were terminated following a Change in Control other than by reason of a Nonqualifying Termination. For purposes of implementing the foregoing, the date on which any such Reorganization becomes effective shall be deemed the date Good Reason occurs, and shall be the Date of Termination, if requested by the Executive.

(c)   This Agreement is personal to the Executive and without the prior written consent of First Financial shall not be assignable by the Executive. This Agreement shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amounts would be payable to the Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by the Executive to receive such amounts or, if no person is so appointed, to the Executive's estate.

11.   **Notices.** (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder (each, a "**Notice**") shall be in writing and shall be sent by either party by personal delivery, e-mail, facsimile (with a Notice contemporaneously given by another method specified in this Section 11), recognized overnight commercial courier or United States mail (certified and return receipt requested, postage prepaid) and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, addressed as follows:


If to the Company: First Financial Holdings, Inc.
2440 Mall Drive
Charleston, South Carolina 29406
Attention: Corporate Counsel
Facsimile: (843) 529-5884

If to the Executive: To the Executive's last address (or to the last
facsimile number) shown on the records
of First Financial


or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt (or refusal of receipt).

(b)   A written notice of the Executive's Date of Termination by First Financial or the Executive, as the case may be, to the other, shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) specify the termination date (which date shall be not less than thirty (30) nor more than sixty (60) days after the giving of such notice or, if later, the date of the Change in Control if the Executive gives notice of an event described in <u>Section 1(g)</u> which occurs prior to a Change in Control). The failure by the Executive or First Financial to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or First Financial hereunder or preclude the Executive or First Financial from asserting such fact or circumstance in enforcing the Executive's or First Financial's rights hereunder.

12.   **Full Settlement; No Mitigation.** First Financial's obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder shall be in lieu of and in full settlement of all other severance or similar payments to the Executive under any other severance or employment agreement between the Executive and First Financial, any severance plan of First Financial and any statutory entitlement (including notice of termination, termination pay and/or severance pay). First Financial's obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which First Financial may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as provided in <u>Section 2(e)</u>, such amounts shall not be reduced whether or not the Executive obtains other employment.

13.   **GOVERNING LAW; VALIDITY.** THE INTERPRETATION, CONSTRUCTION AND PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF SOUTH CAROLINA WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT, WHICH OTHER PROVISIONS SHALL REMAIN IN FULL FORCE AND EFFECT.

14.   **Section 409A of the Code.** The intent of the parties hereto is that payments and benefits under this Agreement comply with Section 409A of the Code and the regulations and other guidance promulgated thereunder ("**Section 409A**"), to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith. Notwithstanding anything herein to the contrary: (a) if at the time of the Executive's termination of employment with First Financial, the Executive is a "specified employee" as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable or provided hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the payment of any such payments or benefits shall be delayed and paid on the first business day of the seventh month following the Executive's termination of employment with First Financial in accordance with the requirements of Section 409A (or the earliest date as is

permitted under Section 409A); (b) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board that does not cause such an accelerated or additional tax; (c) to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Executive shall not be considered to have terminated employment with First Financial for purposes of this Agreement and no payment shall be due to the Executive under this Agreement until the Executive would be considered to have incurred a "separation from service" from First Financial within the meaning of Section 409A; and (d) each amount to be paid or benefit to be provided to the Executive pursuant to this Agreement, which constitute deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A. To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to the Executive under this Agreement shall be paid to the Executive on or before the last day of the year following the year in which the expense was incurred, the amount of expenses eligible for reimbursement (and in-kind benefits provided to the Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit; provided, however, that with respect to any reimbursements for any taxes which the Executive would become entitled to under the terms of this Agreement, the payment of such reimbursements shall be made by First Financial no later than the end of the calendar year following the calendar year in which the Executive remits the related taxes. First Financial shall consult with the Executive in good faith regarding the implementation of the provisions of this Section 14.

15. **TARP Requirements.** For so long as First Financial is subject to the requirements of the Troubled Asset Relief Program under the Emergency Economic Stabilization Act of 2008, including the Interim Final Rule and any other rules and regulations thereunder, as amended (the "**TARP Requirements**"), the provisions of this Agreement are subject to and shall be, to the fullest extent possible, interpreted to be consistent with the TARP Requirements, which terms control over the terms of this Agreement in the event of any conflict between the TARP Requirements and this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall any payment or benefit under this Agreement vest or be settled, paid or accrued, if any such vesting, settlement, payment or accrual would be in violation of the TARP Requirements or other applicable law.

16. **FDIC Golden Parachute Payments.** If any payment or benefit under this Agreement would otherwise be a golden parachute payment within the meaning of Section 18(k) of the Federal Deposit Insurance Act, the payment or benefit will not be made unless permitted under applicable law. First Financial will use its best efforts promptly to apply to the appropriate federal banking agency for a determination that any golden parachute payment is permissible. Any payment or benefit under this Agreement that is determined permissible will be paid in accordance with its terms or, if due before the date of determination, will be paid within thirty (30) days of determination together with interest at the applicable federal rate (as defined in Section 1274(d) of the Code).

17. **Miscellaneous.** No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by the Executive and by a duly authorized officer of First Financial. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time. Failure by the Executive or First Financial to insist upon strict compliance with any provision of this Agreement or to assert any right the Executive or First Financial may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason or First Financial to terminate employment for Cause, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. Except as otherwise specifically provided for herein, the rights of, and benefits payable to, the Executive or the Executive's estate or beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, the Executive or the Executive's estate or beneficiaries under any other employee benefit plan or compensation program of First Financial.

18. **Section Headings.** The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

19. **Counterparts.** This Agreement may be executed (including by facsimile or other electronic transmission confirmed promptly thereafter by actual delivery of executed counterparts) in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer of the Company on the Effective Date.

FIRST FINANCIAL HOLDINGS, INC.

By: _____

       Name:
       Title: